RESORTS WORLD BHD.

(Incorporated in Malaysia under Company No: 58019 U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Ku. a Lumpur.
P. O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21613833, 20323833 Fax: 03 21615304
Telex: MA 30022 Cable: Genotel-Kuala Lumpur

22 November 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX/COURIER

07028765

SUPPL

Dear Sirs

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy of the Third Quarterly Report comprising the condensed unaudited Income Statement, Balance Sheet, Statement of Changes in Equity, Cash Flow Statement and Explanatory Notes for the third quarter ended 30 September 2007 for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours sincerely
RESORTS WORLD BHD.

TAN WOOI MENG
Group Company Secretary

PROCESSED
DEC 3 1 2007
THOMSON
FINANCIAL

RECEIVED
2007 DEC 21 A 9:53

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

dw 12/27

Exempti on No. 82-3229

Form Version 2.0

Financial Results

Ownership transfer to RESORTS WORLD on 22/11/2007 05:26:26 PM
Submitted by RESORTS WORLD on 22/11/2007 06:27:19 PM
Reference No RW-071122-3DAC8

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: RESORTS WORLD BHD
*	Stock name	: RESORTS
*	Stock code	: 4715
*	Contact person	: TAN WOOI MENG
*	Designation	: GROUP COMPANY SECRETARY

Part A1 : QUARTERLY REPORT

* Financial Year End : 31/12/2007

* Quarter : ○ 1 Qtr ○ 2 Qtr ● 3 Qtr ○ 4 Qtr ○ Other

* Quarterly report for the financial period ended : 30/09/2007

* The figures : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

RWG-ANN3Q07 _Final_.p

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 30/09/2007**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER * 30/09/2007 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/09/2006 [dd/mm/yyyy] RM'000	CURRENT YEAR TO DATE * 30/09/2007 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/09/2006 [dd/mm/yyyy] RM'000
1	Revenue	1,115,382	995,835	3,211,114	2 72,32[illegible]
2	Profit/(loss) before tax	755,849	444,687	1,480,295	90,27[illegible]
3	Profit/(loss) for the period	667,981	377,436	1,211,265	79,68[illegible]

4	Profit/(loss) attributable to ordinary equity holders of the parent	668,080	377,534	1,211,560	79[illegible]
5	Basic earnings/(loss) per share (sen)	12.21	6.91	21.41	[illegible]
6	Proposed/Declared dividend per share (sen)	0.00	0.00	2.88	[illegible]
		AS AT END OF CURRENT QUARTER*		AS AT PRECEDING FINANCIAL [illegible] END	
7	Net assets per share attributable to ordinary equity holders of the parent (RM)	1.5000		[illegible]	

Remarks :

The comparative figure for net assets per share attributable to ordinary equity holders of the parent was recomputed based on the enlarged number of ordinary shares in issue after the share split exercise which was completed on 16 April 2007, in accordance with FRS 133: Earning Per Share.

The computation of basic earnings per share is based on the weighted average number of ordinary shares of RM0.10 each in issue during the current quarter and nine months ended 30 September 2007 excludes the weighted average treasury shares held by the Company.

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING CORRESPO[illegible] PERIO[illegible]
		30/09/2007	30/09/2006	30/09/2007	30/09/2006
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yy[illegible] RM'00[illegible]
1	Gross interest income	24,937	6,876	58,762	[illegible]
2	Gross interest expense	25,964	2,770	28,554	[illegible]

Remarks :

Gross interest expense for the current quarter and current year to date includes a finance cost of RM26.5 million arising from the settlement of RM51.1 million nominal value of the zero coupon convertible notes in cash.

Note: The above information is for the Exchange internal use only.

RESORTS WORLD BHD

(Incorporated in Malaysia under Company No. 58019-U)
Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937
50930 Kuala Lumpur, Malaysia. Tel: 03-21612288/23332288, Fax: 03-21615304 Telex: M[illegible]30022.
Website: http://www.genting.com.my

THIRD QUARTERLY REPORT

Quarterly report on consolidated results for the nine months ended 30 September 2007. The figures have not been audited.

CONDENSED CONSOLIDATED INCOME STATEMENTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2007

	UNAUDITED INDIVIDUAL QUARTER Third quarter ended 30 September		UNAUDITED CUMULATIVE PERIOD Nine months ended 30 September	
	2007 RM'000	2006 RM'000	2007 RM'000	2006 RM'000
Revenue	1,115,382	995,835	3,211,114	2,72[illegible],372
Cost of sales	(655,380)	(589,841)	(1,941,560)	(1,67[illegible],754)
Gross profit	460,002	405,994	1,269,554	1,04[illegible],618
Other income:				
- Gain on disposal of equity investment in associate	337,061	-	337,061	-
- Others	30,056	8,638	74,577	3[illegible],968
Other expenses	(55,474)	(45,659)	(178,868)	(14[illegible],013)
Profit from operations	771,645	368,973	1,502,324	93[illegible],573
Finance cost	(33,350)	(2,770)	(39,940)	(1[illegible],771)
Share of results in jointly controlled entity and associate	(217)	78,484	(63,070)	(2[illegible],521)
Gain on dilution of equity investment in associate	17,771	-	80,981	-
Profit before taxation	755,849	444,687	1,480,295	90[illegible],271

RESORTS WORLD BHD
CONDENSED CONSOLIDATED INCOME STATEMENTS
FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2007

	UNAUDITED INDIVIDUAL QUARTER Third quarter ended 30 September		UNAUDITED CUMULATIVE PERIOD Nine months ended 30 September	
	2007 RM'000	2006 RM'000	2007 RM'000	2006 RM'000
Taxation	(87,868)	(67,251)	(269,030)	(103,573)
Profit for the financial period	667,981	377,436	1,211,265	797,598
Attributable to:				
Equity holders of the Company	668,080	377,534	1,211,560	797,893
Minority interest	(99)	(98)	(295)	(295)
	667,981	377,436	1,211,265	797,598
Earnings per share attributable to equity holders of the Company:				
Basic earnings per share (sen)*	12.21	6.91	21.41	4.60
Diluted earnings per share (sen)*	11.91	6.90	20.55	4.57

* *The comparative figure was recomputed based on the enlarged number of ordinary shares in issue after the share split exercise which was completed on 16 April 2007, in accordance with FRS 133: Earnings Per Share.*

(The Condensed Consolidated Income Statements should be read in conjunction with the audited Financial Statements for the financial year ended 31 December 2006.)

Exemption No. 82-3229

RESORTS WORLD BHD
CONDENSED CONSOLIDATED BALANCE SHEET
AS AT 30 SEPTEMBER 2007

	Unaudited As at 30.9.2007 RM'000	Restated Unaudited As at 31.12.2006 RM'000
ASSETS		
Non-current assets		
Property, plant and equipment	3,512,248	3,519,084
Land held for property development	186,117	186,117
Investment properties	21,085	21,653
Prepaid lease	95,755	96,601
Jointly controlled entity	1,194	1,075
Associate	-	2,070,550
Available-for-sale financial asset	2,122,105	-
Other long term investment	547,019	229,181
Other long term assets	11,336	12,688
	6,496,859	6,136,949
Current assets		
Inventories	54,795	53,273
Trade and other receivables	289,082	186,225
Amount due from other related companies	23,173	13,823
Amount due from an associate	-	1,380
Short term investments	801,822	853,384
Bank balances and deposits	2,190,001	1,127,293
	3,358,873	2,235,378
TOTAL ASSETS	9,855,732	8,372,327
EQUITY AND LIABILITIES		
Equity attributable to equity holders of the Company		
Share capital	580,848	547,294
Reserves	8,340,962	5,702,208
Treasury shares	(334,316)	-
	8,587,494	6,249,502
Minority Interest	7,841	8,136
TOTAL EQUITY	8,595,335	6,257,638
Non-current liabilities		
Other long term liabilities	94,820	91,550
Long term borrowings	-	1,126,883
Deferred taxation	190,835	187,964
	285,655	1,406,397
Current liabilities		
Trade and other payables	438,966	479,145
Amount due to holding company	11,230	12,854
Amount due to other related companies	47,654	45,053
Amount due to jointly controlled entity	176	167
Short term borrowings	217,560	87,813
Taxation	138,789	83,260
Dividend payable	120,367	-
	974,742	708,292
TOTAL LIABILITIES	1,260,397	2,114,689
TOTAL EQUITY AND LIABILITIES	9,855,732	8,372,327
NET ASSETS PER SHARE (RM)*	1.50	1.14

** The comparative figure was recomputed based on the enlarged number of ordinary shares in issue after the share split exercise which was completed on 16 April 2007, in accordance with FRS 133: Earnings Per Share.*

(The Condensed Consolidated Balance Sheet should be read in conjunction with the audited Financial Statements for the financial year ended 31 December 2006.)

RESORTS WORLD BHD
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2007

	Attributable to equity holders of the Company								
	Share Capital RM'000	Share Premium RM'000	Fair Value Reserve RM'000	Other Reserves RM'000	Retained Earnings RM'000	Treasury Shares RM'000	Total RM'000	Minority Interest RM'000	Total Equity RM'000
At 1 January 2007	547,294	60,086	-	(69,367)	5,711,489	-	6,249,502	8,136	6,257,638
Foreign exchange differences recognised directly in equity	-	-	-	(61,836)	-	-	(61,836)	-	(61,836)
Foreign exchange reserve realised directly in income statement	-	-	-	(6,473)	-	-	(6,473)	-	(6,473)
Decrease in equity portion of convertible bonds in associate	-	-	-	(10,058)	-	-	(10,058)	-	(10,058)
Realisation of equity portion of convertible bonds in associate	-	-	-	(8,275)	8,275	-	-	-	-
Net income and expenses recognised directly in equity	-	-	-	(86,642)	8,275	-	(78,367)	-	(78,367)
Profit for the financial period	-	-	-	-	1,211,560	-	1,211,560	(295)	1,211,265
Total recognised income and expenses for the financial period	-	-	-	(86,642)	1,219,835	-	1,133,193	(295)	1,132,898
Share based payments under ESOS	-	-	-	35	-	-	35	-	35
Issue of shares	33,554	816,605	-	-	-	-	850,159	-	850,159
Buy-back of shares	-	-	-	-	-	(334,316)	(334,316)	-	(334,316)
Available-For-Sale Financial Asset									
- Measurement at date of designation	-	-	1,473,961	-	-	-	1,473,961	-	1,473,961
- Fair value movement	-	-	(539,606)	-	-	-	(539,606)	-	(539,606)
Appropriation:									
Final dividend paid for the year ended 31 December 2006	-	-	-	-	(125,067)	-	(125,067)	-	(125,067)
Interim dividend declared for the year ended 31 December 2007	-	-	-	-	(120,367)	-	(120,367)	-	(120,367)
At 30 September 2007	580,848	876,691	934,355	(155,974)	6,685,890	(334,316)	8,587,494	7,841	8,595,335
At 1 January 2006	545,940	33,668	-	86,547	4,970,326	-	5,636,481	8,528	5,645,009
Foreign exchange differences recognised directly in equity	-	-	-	(54,398)	-	-	(54,398)	-	(54,398)
Net income and expenses recognised directly in equity	-	-	-	(54,398)	-	-	(54,398)	-	(54,398)
Profit for the financial period	-	-	-	-	797,893	-	797,893	(295)	797,598
Total recognised income and expenses for the financial period	-	-	-	(54,398)	797,893	-	743,495	(295)	743,200
Share based payments under ESOS	-	-	-	118	-	-	118	-	118
Issue of shares	786	15,369	-	-	-	-	16,155	-	16,155
Appropriation:									
Final dividend paid for the year ended 31 December 2005	-	-	-	-	(110,213)	-	(110,213)	-	(110,213)
Interim dividend declared for the year ended 31 December 2006	-	-	-	-	(94,475)	-	(94,475)	-	(94,475)
At 30 September 2006	546,726	49,037	-	32,267	5,563,531	-	6,191,561	8,233	5,199,794

(The Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the audited Financial Statements for the financial year ended 31 December 2006.)

RESORTS WORLD BHD
CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2007

	Unaudited Nine Months Ended 30.9.2007 RM'000	Restat I Unaudit d Nine Mo ths Endec 30.9.20 6 RM'00
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before taxation	1,480,295	901.27
Adjustments for:		
Depreciation of property, plant and equipment	180,238	171.09
Finance costs	39,940	12,77
Interest income	(58,762)	(15,01)
Share of results in jointly controlled entity and associate	63,070	25,53
Unrealised exchange gain	(303)	(5,53)
Gain on dilution of equity investment in associate	(80,981)	
Gain on disposal of equity investment in associate	(337,061)	
Other non-cash items and adjustments	11,408	17,04
	(182,451)	205,39
Operating profit before working capital changes	1,297,844	1,107,16
Net change in current assets	(112,339)	(7,07
Net change in current liabilities	1,382	(19,95
	(110,957)	(27,03
Cash generated from operations	1,186,887	1,080,13
Net tax paid	(209,937)	(183,88
Retirement gratuities paid	(1,233)	(1,86
Other net operating payments	(855)	(57
	(212,025)	(186,31
Net Cash Generated From Operating Activities	974,862	893,32
CASH FLOWS FROM INVESTING ACTIVITIES		
Property, plant and equipment	(220,320)	(233,92
Proceeds from disposal of equity investment in associate	1,172,655	-
Other investments	(271,607)	15,66
Net Cash Used In Investing Activities	680,728	(218,26
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of shares	22,459	16,15
Buy-back of shares	(334,316)	-
Dividend paid	(125,067)	(110,21
Interest paid	(2,589)	(14,13
Repayment of borrowings	(125,856)	(302,38
Net proceed from the issuance of Zero Coupon Convertible Notes	-	1,087,96
Settlement of Zero Coupon Convertible Notes	(77,645)	-
Other financing expenses	(942)	-
Net Cash Used In Financing Activities	(643,956)	677,501
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,011,634	1,353,061
CASH AND CASH EQUIVALENTS AT BEGINNING OF FINANCIAL PERIOD	1,980,677	714,808
EFFECT OF CURRENCY TRANSLATION	(488)	(335
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL PERIOD	2,991,823	2,067,534
ANALYSIS OF CASH AND CASH EQUIVALENTS		
Bank balances and deposits	2,190,001	1,049,860
Money market instruments (included in short term investments)	801,822	1,017,674
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL PERIOD	2,991,823	2,067,534

(The Condensed Consolidated Cash Flow Statement should be read in conjunction with the audited Financial Statements for the fi. ancial year ended 31 December 2006.)

RESORTS WORLD BHD
NOTES TO THE INTERIM FINANCIAL REPORT - THIRD QUARTER ENDED 30 SEPTEMBER 2007

Part I: Compliance with Financial Reporting Standard ("FRS") 134

a) Accounting Policies and Methods of Computation

The interim financial report is unaudited and has been prepared in accordance with Financial Reporting Standard ("FRS") 134: Interim Financial Reporting and paragraph 9.22 of Bursa Malaysia Securities Berhad ("Bursa Securities") Listing Requirements. The financial information for the nine months ended 30 September 2007 have been reviewed by the Company's auditors in accordance with the International Standards on Review Engagements ("ISRE") 2410. - Review of Interim Financial Information by the Independent Auditor of the Entity.

The interim financial report should be read in conjunction with the audited financial statements of the Group for the financial year ended 31 December 2006. The accounting policies and methods of computation adopted for the interim financial statements are consistent with those adopted for the annual audited financial statements for the financial year ended 31 December 2006 except for the following:

1) In the current period, the Group adopted the following revised FRSs which are applicable to financial statements for annual periods beginning on or after 1 October 2006 and are relevant to its operations:-

FRS 117 Leases
FRS 124 Related Party Disclosures (The disclosure requirements under FRS 124 will be presented in the annual financial statements for the financial year ending 31 December 2007)

The principal effects of the changes in accounting policies resulting from the adoption of the revised FRS 117 is set out below:-

i) Prior to the adoption of the revised FRS 117, leasehold land was classified as property, plant and equipment and was stated at cost or valuation less accumulated depreciation and impairment losses. Under the revised FRS 117, leasehold land is an operating lease unless title passes to the lessee at the end of the lease term. With the adoption of the revised FRS 117, the unamortised carrying amounts of leasehold land are now classified as prepaid lease and amortised over the period of its remaining lease term, as allowed by the transitional provisions of the revised FRS 117. The reclassification of leasehold land as prepaid lease has been accounted for retrospectively and the comparatives in the balance sheet have been restated.

ii) The effects on the comparatives to the Group on adoption of FRS 117 are as follows:

RM'000	As previously reported	Effect of adoption of FRS 117	As restated
As at 1 January 2007			
Group			
Property, plant and equipment	3,615,685	(96,601)	3,519,084
Prepaid lease	-	96,601	96,601

a) Accounting Policies and Methods of Computation (Continued)

2) In the current period, the Group ceased to have significant influence over an associate, details of which is disclosed in Part I Note (j). Pursuant to paragraphs 18 and 19 of FRS 128, *Investments in Associates*, the Group shall discontinue the use of equity method from the date that it ceases to have significant influence over an associate and shall account for the investment in accordance with FRS 139, *Financial Instruments: Recognition and Measurement*, from that date.

The carrying amount of the investment at the date it ceases to be an associate shall be regarded as its cost on initial measurement as an available-for-sale financial asset ("AFS"). After the initial measurement, the Group shall measure AFS at its fair values based on quoted prices in an active market.

Any gain or loss arising from a change in the fair value of AFS shall be recognised directly in equity, through the statement of changes in equity, except for impairment losses and foreign exchange gains and losses, until AFS is derecognised, at which time the cumulative gain or loss previously recognised in equity shall be recognised in Income Statement.

When a decline in the fair value of AFS has been recognised directly in equity and there is objective evidence that the asset is impaired, the cumulative loss that had been recognised directly in equity shall be removed from equity and recognised in Income Statement even though the AFS has not been derecognised. The amount of cumulative loss is measured as the difference between the carrying amount and current fair value, less any impairment loss on that AFS previously recognised in Income Statement.

The financial effect to the Group arising from the adoption of this accounting policy at the date of completion of the disposal of equity investment in Star Cruises Limited as disclosed in Part I Note (j) is as follows:

	Financial Effect Increase/(Decrease) RM'000
Available-For-Sale Financial Asset - at date of recognition	2,669,037
Fair Value Reserve - measurement at date of designation	1,473,961
Associate - at date of derecognition	(1,195,076)

b) Seasonal or Cyclical Factors

The business operations of the Group's leisure and hospitality division are subject to seasonal fluctuations. The results are affected by major festive seasons and holidays.

c) Unusual Items Affecting Assets, Liabilities, Equity, Net Income or Cash Flows

The unusual items included in the financial statements for the current quarter and nine months ended 30 September 2007 relate to:

i) the disposal of 1.01 billion ordinary shares of USD0.10 each in Star Cruises Limited for a total cash consideration of HKD2.6462 billion (approximately RM1.172 billion) on 30 July 2007 resulting in a gain on disposal of RM337.1 million, as disclosed in Part I Note (j);
ii) a gain on dilution of equity investment in SCL of RM80.98 million arising from the issuance of new ordinary shares in SCL as disclosed in Part I Note (j); and
iii) finance cost of RM26.5 million arising from the settlement of RM51.1 million nominal value of the zero coupon convertible notes due in 2008 paid in cash for an amount of RM77.6 million.

Other than the above, there were no other unusual items affecting the assets, liabilities, equity, net income or cash flows of the Group for the nine months ended 30 September 2007.

d) Material Changes in Estimates

There were no material changes in estimates of amounts reported in prior interim periods of the current financial quarter ended 30 September 2007 or that of prior financial years.

e) Changes in Debt and Equity Securities

i) The Company issued 10,948,000 new ordinary shares of 10 sen each, for cash, arising from the exercise of options granted under the Executive Share Option Scheme for Eligible Executives of Resorts World Bhd during the nine months ended 30 September 2007 at the following exercise price:

Exercise price (RM)	**No. of options exercised during the nine months ended 30 September 2007**
1.700	65,000
1.898	671,000
1.984	35,000
2.064	10,177,000
	10,948,000

ii) The Company had in September 2006 issued RM1.1 billion nominal value zero coupon convertible notes due in 2008 ("Notes") which are convertible at the option of the holders of the Notes into new ordinary shares of the Company at any time during the period beginning on and including 20 October 2006 and ending on 11 September 2008.

During the nine months ended 30 September 2007, RM827.7 million of Notes were converted into 324.6 million new ordinary shares of 10 sen each of the Company whilst RM51.1 million of Notes was paid in cash. The balance of the Notes that remains outstanding as at 30 September 2007 is RM221.2 million.

iii) At the Annual General Meeting of the Company held on 21 June 2007, the shareholders of the Company approved the renewal of the authority for the Company to purchase its own shares of up to 10% of the issued and paid-up share capital of the Company.

During the nine months ended 30 September 2007, the Company had repurchased a total of 83,280,300 ordinary shares of RM0.10 each of its issued share capital from the open market for a total consideration of RM334.32 million. The repurchased transactions were financed by internally generated funds. The repurchased shares are held as treasury shares in accordance with the requirements of Section 67A (as amended) of the Companies Act, 1965.

f) Dividends Paid

Dividends paid during the nine months ended 30 September 2007 is as follows:

	RM'000
Final dividend paid on 19 July 2007 for the year ended 31 December 2006 3.0 sen less 27% tax per ordinary share of RM0.10 each	125,067

g) Segment Information

Segment analysis for the nine months ended 30 September 2007 is set out below:

	Leisure & Hospitality RM'000	Property RM'000	Others RM'000	Eliminations RM'000	Total RM'000
Revenue					
External	3,190,734	3,002	17,378	-	3,211,1[illegible]4
Inter segment	1,137	4,024	44,634	(49,795)	-
	3,191,871	7,026	62,012	(49,795)	3,211,1[illegible]4
Results					
Segment profit	1,090,754	1,865	13,882	-	1,106,5[illegible]1
Interest income					58,7[illegible]2
Finance cost					(39,9[illegible]0)
Gain on disposal of equity investment in associate					337,0[illegible]1
Share of results in jointly controlled entity and associate					(63,0[illegible]0)
Gain on dilution of equity investment in associate					80,9[illegible]1
Profit before taxation					1,480,2[illegible]5
Taxation					(269,0[illegible]0)
Profit for the period					1,211,2[illegible]5

h) Valuation of Property, Plant and Equipment

There was no valuation of property, plant and equipment since the last financial year ended 31 December 2006.

i) Material Events Subsequent to the end of Financial Period

Subsequent to the end of current financial period ended 30 September 2007, the Company had repurchased a total of 35,457,800 ordinary shares of RM0.10 each of its issued share capital from the open market for a total consideration of RM134.07 million up to 15 November 2007. The repurchased transactions were financed by internally generated funds. The repurchased shares are held as treasury shares in accordance with the requirements of Section 67A (as amended) of the Companies Act, 1965.

Other than the above, there were no material events subsequent to the end of current financial period ended 30 September 2007 that have not been reflected in this interim financial report.

j) Changes in the Composition of the Group

The Group's equity shareholding in Star Cruises Limited ("SCL") has been reduced from 36.01% as at 31 December 2006 to 19.58% as at 30 July 2007, due to:

- SCL issued 255.0 million new ordinary shares of USD0.10 each to independent third parties pursuant to the share subscription agreements dated 17 January 2007;
- The Group disposed 1.01 billion ordinary shares of USD0.10 each in SCL for a total cash consideration of HKD2.6462 billion (approximately RM1.172 billion) on 30 July 2007 and generated a net gain of RM337.1 million for the Group; and
- SCL issued new ordinary shares of USD0.10 each upon conversion of part of its 2% Convertible Bonds due in 2008 during the current period up to 30 July 2007.

As a result of the above issuances of new ordinary shares by SCL, a gain on dilution of RM80.98 million has arisen.

j) Changes in the Composition of the Group (Continued)

With effect from 31 July 2007, SCL is no longer regarded as an associated company of the Group and hence the Group will not equity account for SCL's financial results.

Other than above, there have been no material changes in the composition of the Group for the nine months ended 30 September 2007.

k) Changes in Contingent Liabilities or Contingent Assets

There were no material changes in the contingent liabilities or contingent assets since the last financial year ended 31 December 2006.

l) Capital Commitments

Capital commitments not provided for in the interim financial statements as at 30 September 2007 are as follows:

	R[illegible] '000
Authorised property, plant and equipment expenditure not provided for in the financial statements:	
- Contracted	1[illegible]5,109
- Not contracted	2[illegible]9,793
	4[illegible],902

RESORTS WORLD BHD
ADDITIONAL INFORMATION REQUIRED BY BURSA SECURITIES – THIRD QUARTER ENDED 30 SEPTEMBER 2007

Part II : Compliance with Appendix 9B of Bursa Securities Listing Requirements

1) Review of Performance

The results of the Group are tabulated below:

	INDIVIDUAL QUARTER			PRECEDING QUARTER		NINE MONTHS ENDED 30 SEPT		
	3Q2007 RM'Mil	3Q2006 RM'Mil	Var %	2Q2007 RM'Mil	Var %	2007 RM'Mil	2006 RM'Mil	Var %
Revenue								
Leisure & Hospitality	1,111.2	992.1	12%	1,027.0	8%	3,190.7	2,702.6	18%
Property	0.7	0.8	-13%	0.9	-22%	3.0	3.3	-9%
Others	3.5	2.9	21%	4.0	-13%	17.4	14.5	20%
	1,115.4	995.8	12%	1,031.9	8%	3,211.1	2,720.4	18%
Profit before tax								
Leisure & Hospitality	403.3	360.4	12%	339.0	19%	1,090.7	904.9	21%
Property	1.1	0.1	>100%	0.2	>100%	1.9	1.3	46%
Others	5.2	1.6	>100%	3.5	>100%	13.9	18.4	-24%
	409.6	362.1	13%	342.7	>100%	1,106.5	924.6	20%
Interest income	24.9	6.9	>100%	18.2	37%	58.7	15.0	>100%
Finance cost	(33.3)	(2.8)	->100%	(3.1)	->100%	(39.9)	(12.8)	->100%
Gain on disposal of investment in associate	337.1	-	>100%	-	>100%	337.1	-	>100%
Share of results in jointly controlled entity and associate	(0.2)	78.5	->100%	31.2	->100%	(63.1)	(25.5)	->100%
Gain on dilution of investment in associate	17.8	-	>100%	-	>100%	81.0	-	>100%
	755.9	444.7	70%	389.0	94%	1,480.3	901.3	64%

The Group registered revenue and profit before tax of RM1,115.4 million and RM755.9 million respectively for the current quarter. This is an increase of 12% and 70% respectively compared with the previous year's corresponding quarter.

The increase in the current quarter's revenue is mainly attributable to better underlying performance in the leisure and hospitality segment due to higher volume of business.

The increase in the current quarter's profit before tax is mainly attributable to:

- increase in revenue;
- gain on disposal of equity investment in SCL of RM337.1 million as disclosed in Part I Note (j) above; and
- gain on dilution of equity investment in SCL of RM17.8 million.

The Group registered revenue and profit before tax of RM3,211.1 million and RM1,480.3 million respectively for the nine months ended 30 September 2007. The increase in revenue is mainly due to the improved underlying performance in the leisure and hospitality segment due to higher volume of business as a result of higher visitor arrivals and better luck factor from the premium player business.

END